FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares at a price of £11.33 per Ordinary share on 9 July 2010 through the Company's Share Reward Plan ("the Plan") which the under-mentioned persons entered on 5 October 2001:

Mr A P Witty	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr J S Heslop	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr S M Bicknell	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr E J Gray	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr S A Hussain	Acquisition of 6 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D Learmouth	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Dr D Pulman	Acquisition of 12 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr D S Redfern	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Ms C Thomas	Acquisition of 31 Ordinary shares under the Dividend Reinvestment element of the Plan
Mr P J T Vallance	Acquisition of 11 Ordinary shares under the Dividend Reinvestment element of the Plan

The Company and the above-mentioned persons were advised of this information on 12 July 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary
12 July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 12 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc